UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Vine Energy Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

92735P 103

(CUSIP Number)

John G. Finley

The Blackstone Group Inc.

345 Park Avenue

New York, New York 10154

Tel: (212) 583-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92735P 103

1	NAMES OF REPORTING PERSONS Vine Investment LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,938,346
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 18,938,346
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,938,346
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 92735P 103

1	NAMES OF REPORTING PERSONS Vine Investment II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,312,823
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,312,823
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,312,823
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 92735P 103

1	NAMES OF REPORTING PERSONS Brix Investment LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,068,757
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 18,068,757
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,068,757
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 92735P 103

1	NAMES OF REPORTING PERSONS Brix Investment II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,129,295
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,129,295
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,129,295
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 92735P 103

1	NAMES OF REPORTING PERSONS Harvest Investment LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 265,488
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 265,488
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 265,488
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 92735P 103

1	NAMES OF REPORTING PERSONS Harvest Investment II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 104,547
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 104,547
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 104,547
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 92735P 103

1	NAMES OF REPORTING PERSONS Vine Oil & Gas Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,938,346
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 18,938,346
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,938,346
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 92735P 103

1	NAMES OF REPORTING PERSONS Blackstone Capital Partners VI-Q L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,272,591
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,272,591

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,272,591
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 92735P 103

1	NAMES OF REPORTING PERSONS Blackstone Energy Partners Q L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,938,346
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,938,346

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,938,346
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 92735P 103

1	NAMES OF REPORTING PERSONS Blackstone Family Investment Partnership VI-ESC L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,272,591
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,272,591

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,272,591
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 92735P 103

1	NAMES OF REPORTING PERSONS Blackstone Energy Family Investment Partnership ESC L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,938,346
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,938,346

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,938,346
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 92735P 103

1	NAMES OF REPORTING PERSONS Blackstone Energy Family Investment Partnership SMD L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,938,346
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,938,346

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,938,346
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 92735P 103

1	NAMES OF REPORTING PERSONS BEP Side-by-Side GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,938,346
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,938,346

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,938,346
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 92735P 103

1	NAMES OF REPORTING PERSONS Blackstone Capital Partners VI-Q (Pub) L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,546,665
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,546,665

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,546,665
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 92735P 103

1	NAMES OF REPORTING PERSONS Blackstone Energy Partners Q (Pub) L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,312,823
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,312,823

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,312,823
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 92735P 103

1	NAMES OF REPORTING PERSONS B&H Oil and Gas L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,334,245
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 18,334,245
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,334,245
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 92735P 103

1	NAMES OF REPORTING PERSONS BCP VI SBS Holdings L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,334,245
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,334,245

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,334,245
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 92735P 103

1	NAMES OF REPORTING PERSONS Blackstone Energy Partners II Q L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,334,245
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,334,245

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,334,245
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 92735P 103

1	NAMES OF REPORTING PERSONS Blackstone Energy Partners II.F Q L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,334,245
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,334,245

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,334,245
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 92735P 103

1	NAMES OF REPORTING PERSONS Blackstone Energy Family Investment Partnership II-ESC L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,334,245
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,334,245

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,334,245
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 92735P 103

1	NAMES OF REPORTING PERSONS Blackstone Energy Family Investment Partnership II SMD L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,334,245
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,334,245

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,334,245
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 92735P 103

1	NAMES OF REPORTING PERSONS BEP II SBS Holdings L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,334,245
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,334,245

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,334,245
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 92735P 103

1	NAMES OF REPORTING PERSONS BTAS Q Holdings L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,334,245
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,334,245

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,334,245
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 92735P 103

1	NAMES OF REPORTING PERSONS BCP VI Side-by-Side GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,272,591
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,272,591

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,272,591
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 92735P 103

1	NAMES OF REPORTING PERSONS Blackstone Energy Partners II Q (Pub) L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,233,842
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,233,842

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,233,842
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 92735P 103

1	NAMES OF REPORTING PERSONS Blackstone Energy Partners II.F Q (Pub) L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,233,842
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,233,842

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,233,842
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 92735P 103

1	NAMES OF REPORTING PERSONS BEP II Side-by-Side GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,334,245
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,334,245

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,334,245
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 92735P 103

1	NAMES OF REPORTING PERSONS Blackstone Management Associates VI L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 54,819,256
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 54,819,256

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,819,256
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 73.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 92735P 103

1	NAMES OF REPORTING PERSONS BMA VI L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 54,819,256
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 54,819,256

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,819,256
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 73.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 92735P 103

1	NAMES OF REPORTING PERSONS Blackstone Energy Management Associates L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,251,169
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,251,169

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,251,169
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 92735P 103

1	NAMES OF REPORTING PERSONS Blackstone EMA L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,251,169
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,251,169

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,251,169
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 92735P 103

1	NAMES OF REPORTING PERSONS Blackstone Energy Management Associates II L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,568,087
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,568,087

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,568,087
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 92735P 103

1	NAMES OF REPORTING PERSONS Blackstone EMA II L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 35.568,0874
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 35.568,0874

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35.568,0874
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 92735P 103

1	NAMES OF REPORTING PERSONS Blackstone Family GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,272,591
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,272,591

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,272,591
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 92735P 103

1	NAMES OF REPORTING PERSONS Blackstone Side-by-Side Umbrella Partnership L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,334,245
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,334,245

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,334,245
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 92735P 103

1	NAMES OF REPORTING PERSONS Blackstone Side-by-Side Umbrella GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,334,245
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,334,245

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,334,245
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 92735P 103

1	NAMES OF REPORTING PERSONS BTAS Associates L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,334,245
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,334,245

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,334,245
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 92735P 103

1	NAMES OF REPORTING PERSONS Blackstone Holdings III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 54,819,256
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 54,819,256
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,819,256
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 73.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 92735P 103

1	NAMES OF REPORTING PERSONS Blackstone Holdings III GP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 54,819,256
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 54,819,256
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,819,256
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 73.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 92735P 103

1	NAMES OF REPORTING PERSONS Blackstone Holdings III GP Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 54,819,256
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 54,819,256
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,819,256
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 73.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 92735P 103

1	NAMES OF REPORTING PERSONS The Blackstone Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 54,819,256
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 54,819,256
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,819,256
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 73.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 92735P 103

1	NAMES OF REPORTING PERSONS Blackstone Group Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 54,819,256
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 54,819,256
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,819,256
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 73.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 92735P 103

1	NAMES OF REPORTING PERSONS Stephen A. Schwarzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 54,819,256
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 54,819,256
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,819,256
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 73.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Class A Common Stock”) of Vine Energy Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 5800 Granite Parkway, Suite 550, Plano, Texas 75024.

Item 2.	Identity and Background

(a)-(b) Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”. This statement is filed on behalf of:

•

Vine Investment LLC, a Delaware limited liability company, (ii) Vine Investment II LLC, a Delaware limited liability company, (iii) Brix Investment LLC, a Delaware limited liability company, (iv) Brix Investment II LLC, a Delaware limited liability company, (v) Harvest Investment LLC, a Delaware limited liability company, and (vi) Harvest Investment II LLC, a Delaware limited liability company (collectively, the “Blackstone Direct Holders”);

•

(vii) Blackstone Capital Partners VI-Q L.P., a Delaware limited partnership, (viii) Blackstone Energy Partners Q L.P., a Delaware limited partnership, (ix) Blackstone Family Investment Partnership VI-ESC L.P., a Delaware limited partnership, (x) Blackstone Energy Family Investment Partnership ESC L.P., a Delaware limited partnership, (xi) Blackstone Energy Family Investment Partnership SMD L.P., a Delaware limited partnership, (xii) Blackstone Capital Partners VI-Q (Pub) L.P., a Delaware limited partnership, (xiii) Blackstone Energy Partners Q (Pub) L.P., a Delaware limited partnership, (xiv) BCP VI SBS Holdings L.L.C., a Delaware limited liability company, (xv) Blackstone Energy Partners II Q L.P., a Delaware limited partnership, (xvi) Blackstone Energy Partners II.F Q L.P., a Delaware limited partnership, (xvii) Blackstone Energy Family Investment Partnership II-ESC L.P., a Delaware limited partnership, (xviii) Blackstone Energy Family Investment Partnership II SMD L.P., a Delaware limited partnership, (xix) BEP II SBS Holdings L.L.C., a Delaware limited liability company, (xx) BTAS Q Holdings L.L.C., a Delaware limited liability company, (xxi) Blackstone Energy Partners II Q (Pub) L.P., a Delaware limited partnership, (xxii) Blackstone Energy Partners II.F Q (Pub) L.P., a Delaware limited partnership, (xxiii) Blackstone Side-by-Side Umbrella Partnership L.P., a Delaware limited partnership (collectively, the “Blackstone Funds”),

•

(xxiv) Vine Oil & Gas Holdings LLC, a Delaware limited liability company, (xxv) BEP Side-by-Side GP L.L.C., a Delaware limited liability company, (xxvi) B&H Oil and Gas L.L.C., a Delaware limited liability company, (xxvii) BCP VI Side-by-Side GP L.L.C., a Delaware limited liability company, (xxviii) BEP II Side-by-Side GP L.L.C., a Delaware limited liability company, (xxix) Blackstone Management Associates VI L.L.C., a Delaware limited liability company, (xxx) BMA VI L.L.C., a Delaware limited liability company, (xxxi) Blackstone Energy Management Associates L.L.C., a Delaware limited liability company, (xxxii) Blackstone EMA L.L.C., a Delaware limited liability company, (xxxiii) Blackstone Energy Management Associates II L.L.C., a Delaware limited liability company, (xxxiv) Blackstone EMA II L.L.C., a Delaware limited liability company, (xxxv) Blackstone Family GP L.L.C., a Delaware limited liability company, (xxxvi) Blackstone Side-by-Side Umbrella GP L.L.C., a Delaware limited liability company, (xxxvii) BTAS Associates L.L.C., a Delaware limited liability company, (xxxviii) Blackstone Holdings III L.P., a Québec société en commandite, (xxxix) Blackstone Holdings III GP L.P., a Delaware limited partnership, (xl) Blackstone Holdings III GP Management L.L.C., a Delaware limited liability company, (xli) The Blackstone Group Inc., a Delaware corporation (“Blackstone”), and (xlii) Blackstone Group Management L.L.C., a Delaware limited liability company (collectively, with the Blackstone Direct Holders and Blackstone Funds, the “Blackstone Entities”); and

•	Stephen A. Schwarzman, a United States citizen.

The address of the principal business office of each of the Reporting Persons is c/o The Blackstone Group Inc., 345 Park Avenue, New York, NY 10154.

Information regarding each director and executive officer of The Blackstone Group Inc. is set forth on Schedule I attached hereto.

(c) The principal business of the Blackstone Direct Holders and Blackstone Funds is investing in securities.

The principal business of Vine Oil & Gas Holdings LLC is owning Vine Investments LLC. The principal business of B&H Oil and Gas L.L.C. is owning Brix Investment LLC and Harvest Investment LLC.

The principal business of BCP VI Side-by-Side GP L.L.C., is performing the functions of, and serving as, the general partner (or similar position) of and member or equity holder of Blackstone Family Investment Partnership VI-ESC L.P. and other affiliated Blackstone entities. The principal business of BEP Side-by-Side GP L.L.C. is performing the functions of, and serving as, the general partner (or similar position) of and member or equity holder of Blackstone Energy Family Investment Partnership ESC L.P. and other affiliated Blackstone entities. The principal business of BEP II Side-by-Side GP L.L.C. is performing the functions of, and serving as, the general partner (or similar position) of and member or equity holder of Blackstone Energy Family Investment Partnership II-ESC L.P. and other affiliated Blackstone entities. The principal business of Blackstone Management Associates VI L.L.C. is performing the functions of, and serving as, the general partner of Blackstone Capital Partners VI-Q L.P., Blackstone Capital Partners VI-Q (Pub) L.P. and other affiliated Blackstone entities. The principal business of BMA VI L.L.C. is performing the functions of, and serving as, the sole member of Blackstone Management Associates VI L.L.C. The principal business of Blackstone Energy Management Associates L.L.C. is performing the functions of, and serving as, the general partner (or similar position) of and member or equity holder of Blackstone Energy Partners Q L.P., Blackstone Energy Partners Q (Pub) L.P., and other affiliated Blackstone entities. The principal business of Blackstone EMA L.L.C. is performing the functions of, and serving as, the sole member of Blackstone Energy Management Associates L.L.C. The principal business of Blackstone Energy Management Associates II L.L.C. is performing the functions of, and serving as, the general partner (or similar position) of and member or equity holder of Blackstone Energy Partners II Q L.P., Blackstone Energy Partners II.F Q L.P., Blackstone Energy Partners II Q (Pub) L.P., Blackstone Energy Partners II.F Q (Pub) L.P. and other affiliated Blackstone entities. The principal business of Blackstone EMA II L.L.C. is performing the functions of, and serving as, the sole member of Blackstone Energy Management Associates II L.L.C. The principal business of Blackstone Family GP L.L.C. is performing the functions of, and serving as, the general partner (or similar position) of and member or equity holder of Blackstone Energy Family Investment Partnership SMD L.P., Blackstone Energy Family Investment Partnership II SMD L.P. and other affiliated Blackstone entities. The principal business of Blackstone Side-by-Side Umbrella GP L.L.C. is performing the functions of, and serving as, the general partner (or similar position) of and member or equity holder of Blackstone Side-by-Side Umbrella Partnership L.P. and other affiliated Blackstone entities.

The principal business of Blackstone Holdings III L.P. is performing the functions of, and serving as, the managing member (or similar position) and member or equity holder in various affiliated Blackstone entities. The principal business of Blackstone Holdings III GP L.P. is performing the functions of, and serving as, the general partner of Blackstone Holdings III L.P. and other affiliated Blackstone entities. The principal business of Blackstone Holdings III GP Management L.L.C. is performing the functions of, and serving as, the general partner of Blackstone Holdings III GP L.P. and other affiliated Blackstone entities. The principal business of The Blackstone Group Inc. is performing the functions of, and serving as, the sole member of Blackstone Holdings III GP Management L.L.C., and in a similar capacity for other affiliated Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the sole holder of the Class C common stock of The Blackstone Group Inc.

The principal occupation of Mr. Schwarzman is serving as an executive of Blackstone and Blackstone Group Management L.L.C.

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(b) above for citizenship or place of organization, as applicable, of each of the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

On March 17, 2021, in connection with the Issuer’s initial public offering, the Issuer engaged in a series of restructuring transactions as a result of which the Reporting Persons received the following: (i) Vine Investment LLC (“Vine Investment”) received 71,429 shares of Class A Common Stock, 17,387,012 shares of Class B common stock of the Issuer (“Class B Common Stock”), and 17,387,012 common units of Vine Energy Holdings LLC (“Vine Holdings”) (“Common Units”), which are exchangeable for shares of Class A Common Stock on a one-for-one basis, (ii) Vine Investment II LLC (“Vine Investment II”) received 9,504,061 shares of Class A Common Stock, (iii) Brix Investment LLC (“Brix Investment”) received 70,390 shares of Class A Common Stock, 16,588,860 shares of Class B Common Stock, and 16,588,860 Common Units, which are exchangeable for shares of Class A Common Stock on a one-for-one basis, (iv) Brix Investment II LLC (“Brix Investment II”) received 6,572,408 shares of Class A Common Stock, (v) Harvest Investment LLC (“Harvest Investment,” together with Vine Investment and Brix Investment, the “Investment Vehicles”) received 1,038 shares of Class A Common Stock, 242,663 shares of Class B Common Stock, and 242,663 Common Units, which are exchangeable for shares of Class A Common Stock on a one-for-one basis and (vi) Harvest Investment II LLC (“Harvest Investment II,” together with Vine Investment II and Brix Investment II, the “Investment II Vehicles”) received 96,395 shares of Class A Common Stock.

In addition to the above described securities owned by the Investment Vehicles and Investment II Vehicles pursuant to the restructuring transactions, the Investment Vehicles and Investment II Vehicles purchased additional Class A Common Stock on March 22, 2021 in the Issuer’s initial public offering at a price of $13.30 (representing the $14.00 initial public offering sale price of the Class A Common Stock, less the underwriting discount of $0.70 per share) and as a result of which the Reporting Persons received the following: (i) Vine Investment received 1,479,905 shares of Class A Common Stock, (ii) Vine Investment II received 808,762 shares of Class A Common Stock, (iii) Brix Investment received 1,409,507 shares of Class A Common Stock, (iv) Brix Investment II received 556,887 shares of Class A Common Stock, (v) Harvest Investment received 21, 787 shares of Class A Common Stock and (vi) Harvest Investment II received 8,152 shares of Class A Common Stock.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the securities reported herein for investment purposes, subject to the following:

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating with the board of directors of the Issuer (the “Board”), members of management or other security-holders of the Issuer, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or any of its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities, or any action similar to those enumerated above.

Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal. Subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, the Reporting Persons or their affiliates may seek to acquire securities of the Issuer, including Common Stock and/or other equity, debt, notes or other financial instruments related to the Issuer or the Common Stock (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments (which may include distributing some or all of such securities to such Reporting Person’s respective partners or beneficiaries, as applicable) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that any of the Reporting Persons or their affiliates may pursue, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities or other financial instruments, the Reporting Persons’ or such affiliates’ trading and investment strategies, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons and their affiliates, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons and such affiliates.

Each of Angelo G. Acconcia, Murat T. Konuk and David I. Foley, employees of Blackstone or one of its affiliates, serves as a member of the Board, and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer

(a) and (b) Calculations of the percentage of the shares of Class A Common Stock beneficially owned assumes that there were 41,031,386 shares of Class A Common Stock outstanding immediately following the closing of the Issuer’s initial public offering on March 22, 2021, plus any shares of Class A Common Stock underlying Common Units beneficially owned by a Reporting Person, as applicable.

The aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, (i) Vine Investment directly holds 1,551,334 shares of Class A Common Stock and 17,387,012 Common Units, (ii) Vine Investment II directly holds 10,312,823 shares of Class A Common Stock, (iii) Brix Investment directly holds 1,479,897 shares of Class A Common Stock and 16,588,860 Common Units, (iv) Brix Investment II directly holds 7,129,295 shares of Class A Common Stock, (v) Harvest Investment directly holds 22,825 shares of Class A Common Stock and 242,663 Common Units, and (vi) Harvest Investment II directly holds 104,547 shares of Class A Common Stock. Pursuant to the terms of the Exchange Agreement (as defined below), Common Units are exchangeable for shares of Class A Common Stock on a one-for-one basis, and upon such exchange, an equivalent number of shares of the Issuer’s Class B common stock held by such holder will be canceled. These exchange rights do not expire.

Vine Oil & Gas Holdings LLC is the managing member of Vine Investment LLC. Vine and Oil & Gas Holdings LLC is owned by Blackstone Capital Partners VI-Q L.P., Blackstone Energy Partners Q L.P., Blackstone Family Investment Partnership VI-ESC L.P., Blackstone Energy Family Investment Partnership ESC L.P. and Blackstone Energy Family Investment Partnership SMD L.P. The general partner of Blackstone Energy Family Investment Partnership ESC L.P. is BEP Side-by-Side GP L.L.C.

Vine Investment II LLC is owned by Blackstone Capital Partners VI-Q (Pub) L.P. and Blackstone Energy Partners Q (Pub) L.P.

Each of Brix Investment LLC and Harvest Investment LLC is owned by B&H Oil and Gas L.L.C. B&H Oil & Gas L.L.C. is owned by Blackstone Capital Partners VI-Q L.P., Blackstone Family Investment Partnership VI-ESC L.P., BCP VI SBS Holdings L.L.C., Blackstone Energy Partners II Q L.P., Blackstone Energy Partners II.F Q L.P., Blackstone Energy Family Investment Partnership II-ESC L.P., Blackstone Energy Family Investment Partnership II SMD L.P., BEP II SBS Holdings L.L.C. and BTAS Q Holdings L.L.C. The general partner of Blackstone Family Investment Partnership VI-ESC L.P. is BCP VI Side-by-Side GP L.L.C. The general partner of Blackstone Energy Family Investment Partnership II-ESC L.P. is BEP II Side-by-Side GP L.L.C.

Each of Brix Investment II LLC and Harvest Investment II LLC is owned by Blackstone Energy Partners II Q (Pub) L.P., Blackstone Energy Partners II.F Q (Pub) L.P. and Blackstone Capital Partners VI-Q (Pub) L.P.

Harvest Investment II LLC is owned by Blackstone Energy Partners II Q (Pub) L.P., Blackstone Energy Partners II.F Q (Pub) L.P. and Blackstone Capital Partners VI-Q (Pub) L.P.

Blackstone Management Associates VI L.L.C. is the general partner of Blackstone Capital Partners VI-Q L.P. and Blackstone Capital Partners VI-Q (Pub) L.P. The sole member of Blackstone Management Associates VI L.L.C. is BMA VI L.L.C.

Blackstone Energy Management Associates L.L.C. is the general partner of Blackstone Energy Partners Q (Pub) L.P. and Blackstone Energy Partners Q L.P. The sole member of Blackstone Energy Management Associates L.L.C. is Blackstone EMA L.L.C.

Blackstone Energy Management Associates II L.L.C. is the general partner of Blackstone Energy Partners II Q L.P., Blackstone Energy Partners II Q L.P., Blackstone Energy Partners II Q (Pub) L.P. and Blackstone Energy Partners II.F Q (Pub) L.P. The sole member of Blackstone Energy Management Associates II L.L.C. is Blackstone EMA II L.L.C.

Blackstone Family GP L.L.C. is the general partner of Blackstone Energy Family Investment Partnership SMD L.P. and Blackstone Energy Family Investment Partnership II SMD L.P. Blackstone Family GP L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Blackstone Side-by-Side Umbrella Partnership L.P. is the sole member of each of BEP II SBS Holdings L.L.C. and BCP VI SBS Holdings L.L.C. The general partner of Blackstone Side-by-Side Umbrella Partnership L.P. is Blackstone Side-by-Side Umbrella GP L.L.C.

BTAS Associates L.L.C. is the managing member of BTAS Q Holdings L.L.C.

Blackstone Holdings III L.P. is the managing member of each of BMA VI L.L.C., Blackstone EMA L.L.C., BTAS Associates L.L.C. and Blackstone EMA II L.L.C. and the sole member of each of BCP VI Side-by-Side GP L.L.C., BEP II Side-by-Side GP L.L.C. and Blackstone Side-by-Side Umbrella GP L.L.C. The general partner of Blackstone

Holdings III L.P. is Blackstone Holdings III GP L.P. The general partner of Blackstone Holdings III GP L.P. is Blackstone Holdings III GP Management L.L.C. The Blackstone Group Inc. is the sole member of Blackstone Holdings III GP Management L.L.C. The sole holder of the Class C common stock of The Blackstone Group Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Class A Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Class A Common Stock.

Any beneficial ownership of Class A Common Stock by any of the persons listed on Schedule I is set forth on Schedule I attached hereto.

(c) Except as set forth in this Schedule 13D or below, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Schedule I, has effected any transaction in Class A Common Stock in the past 60 days.

On March 22, 2021, the below purchased shares of Common Stock in the Issuer’s initial public offering at a price of $13.30 (representing the $14.00 initial public offering sale price of the Class A Common S, less the underwriting discount of $0.70 per share):

Purchaser	Number of Shares of Class A Common Stock Purchased
Vine Investment LLC	1,479,905
Vine Investment II LLC	808,762
Brix Investment LLC	1,409,507
Brix Investment II LLC	556,887
Harvest Investment LLC	21,787
Harvest Investment II LLC	8,152

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Stockholders’ Agreement

On March 22, 2021, the Issuer, the Investment Vehicles, the Investment Vehicles II or The Blackstone Group Inc. (“Blackstone”) and the other parties thereto entered into a Stockholders’ Agreement (the “Stockholders’ Agreement”), which provided Blackstone with the right to designate or nominate a majority of the members of the Issuer’s board of directors so long as it and its affiliates collectively beneficially own more than 50% of the outstanding shares of the Issuer’s common stock. When Blackstone and its affiliates collectively beneficially own less than 50% of the outstanding shares of the Issuer’s common stock, Blackstone has the right to generally designate or nominate a proportional number of directors to the Issuer’s board of directors until it and its affiliates collectively beneficially own less than 5% of the outstanding shares of the Issuer’s common stock.

Registration Rights Agreement

On March 22, 2021, the Issuer, the Investment Vehicles, the Investment II Vehicles and the other parties thereto entered into a Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the terms of the Registration Rights Agreement, the Issuer will register the sale of Class A Common Stock held by the Investment Vehicles and the Investment II Vehicles under certain circumstances and have agreed to provide such stockholders with certain customary demand, piggyback and block trade rights.

Exchange Agreement

On March 17, 2021, the Issuer, Vine Holdings, the Investment Vehicles and the other parties thereto entered into an exchange agreement (the “Exchange Agreement”), pursuant to which Common Units of Vine Holdings, along with a corresponding number of Class B Common Stock, are exchangeable for shares of Class A Common Stock of the Issuer on a one-for-one basis, pursuant to the terms thereof.

Amended and Restated Limited Liability Company Agreement of Vine Holdings

Pursuant to the amended and restated limited liability agreement of Vine Holdings (the “Vine Holdings LLCA”), the Issuer will have the right to determine when distributions will be made to it and the Common Unit holders and the amount of any such distributions. If the Issuer authorizes a distribution, such distribution will be made to the Common Unit holders and the Issuer on a pro rata basis in accordance with the respective percentage ownership of Common Units.

Additionally, the Vine Holdings LLCA provides that, except as otherwise determined by the Issuer, at any time the Issuer issues a share of Class A Common Stock or any other equity security other than pursuant to an incentive plan, the net proceeds received by the Issuer with respect to such issuance, if any, shall be concurrently contributed to Vine Holdings, and Vine Holdings shall issue to the Issuer one Common Unit or other economically equivalent equity interest. Conversely, if at any time, any shares Class A Common Stock are redeemed, repurchased or otherwise acquired, Vine Holdings shall redeem, repurchase or otherwise acquire an equal number of Common Units held by the Issuer, upon the same terms and for the same price, as the shares of Class A Common Stock are redeemed, repurchased or otherwise acquired.

Under the Vine Holdings LLCA, the members have agreed that Blackstone and/or one or more of its affiliates will be permitted to engage in business activities or invest in or acquire businesses which may compete with the Issuer’s business or do business with any client of the Issuer.

Tax Receivable Agreement

On March 17, 2021, the Issuer entered into a Tax Receivable Agreement with the Investment Vehicles and the Investment II Vehicles and other pre-IPO owners who are party thereto (the “Tax Receivable Agreement”), which provides for the payment by the Issuer to such pre-IPO owners of 85% of the benefits, if any, that Vine Holdings actually realizes, or is deemed to realize (calculated using certain assumptions) pursuant to the terms of the Tax Receivable Agreement.

The description of the Stockholders’ Agreement, Registration Rights Agreement, Exchange Agreement, Vine Holdings LLCA and Tax Receivable Agreement contained in this Item 6 are not intended to be complete and are qualified in their entirety by reference to such documents, which are filed as exhibits hereto and incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement, dated as of April 1, 2021, by and among the Reporting Persons (filed herewith).

Exhibit B	Stockholders’ Agreement (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed on March 23, 2021).

Exhibit C	Registration Rights Agreement (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on March 23, 2021).

Exhibit D	Exchange Agreement (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on March 23, 2021).

Exhibit E	Vine Holdings LLCA (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on March 23, 2021).

Exhibit F	Tax Receivable Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on March 23, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2021

VINE INVESTMENT LLC

By: /s/ Wayne Stoltenberg
Name: Wayne Stoltenberg
Title: Executive Vice President and Chief Financial Officer

VINE INVESTMENT II LLC

By: /s/ Wayne Stoltenberg
Name: Wayne Stoltenberg
Title: Executive Vice President and Chief Financial Officer

BRIX INVESTMENT LLC

By: /s/ Wayne Stoltenberg
Name: Wayne Stoltenberg
Title: Executive Vice President and Chief Financial Officer

BRIX INVESTMENT II LLC

By: /s/ Wayne Stoltenberg
Name: Wayne Stoltenberg
Title: Executive Vice President and Chief Financial Officer

HARVEST INVESTMENT LLC

By: /s/ Wayne Stoltenberg
Name: Wayne Stoltenberg
Title: Executive Vice President and Chief Financial Officer

HARVEST INVESTMENT II LLC

By: /s/ Wayne Stoltenberg
Name: Wayne Stoltenberg
Title: Executive Vice President and Chief Financial Officer

B&H OIL AND GAS L.L.C.

By: /s/ Angelo G. Acconcia
Name: Angelo G. Acconcia
Title: President

VINE OIL & GAS HOLDINGS LLC

By: /s/ Angelo G. Acconcia
Name: Angelo Acconcia
Title: President

BLACKSTONE CAPITAL PARTNERS VI-Q L.P.
By: Blackstone Management Associates VI L.L.C., its general partner
By: BMA VI L.L.C., is sole member
By: Blackstone Holdings III L.P. its managing member
By: Blackstone Holdings III GP L.P., its general partner
By: Blackstone Holdings III GP Management L.L.C., its general partner

By: /s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BLACKSTONE ENERGY PARTNERS Q L.P.
By: Blackstone Energy Management Associates L.L.C., its general partner
By: Blackstone EMA L.L.C., is sole member
By: Blackstone Holdings III L.P., its managing member
By: Blackstone Holdings III GP L.P., its general partner
By: Blackstone Holdings III GP Management L.L.C., its general partner

By: /s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BLACKSTONE FAMILY INVESTMENT PARTNERSHIP VI-ESC L.P.
By: BCP VI Side-by-Side GP L.L.C., its general partner
By: Blackstone Holdings III L.P., its sole member
By: Blackstone Holdings III GP L.P., its general partner
By: Blackstone Holdings III GP Management L.L.C., its general partner

By: /s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BLACKSTONE ENERGY FAMILY INVESTMENT PARTNERSHIP ESC L.P.
By: BEP Side-by-Side GP L.L.C., its general partner
By: Blackstone Holdings III L.P., its sole member
By: Blackstone Holdings III GP L.P., its general partner
By: Blackstone Holdings III GP Management L.L.C., its general partner

By: /s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BLACKSTONE ENERGY FAMILY INVESTMENT PARTNERSHIP SMD L.P.
By: Blackstone Family GP L.L.C., its general partner

By: /s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BLACKSTONE ENERGY PARTNERS II Q L.P.
By:	Blackstone Energy Management Associates II L.L.C., its general partner
By:	Blackstone EMA II L.L.C., its sole member
By:	Blackstone Holdings III L.P., its managing member
By:	Blackstone Holdings III GP L.P., its general partner
By:	Blackstone Holdings III GP Management L.L.C., its general partner

By: /s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BLACKSTONE ENERGY PARTNERS II.F Q L.P.
By: Blackstone Energy Management Associates II L.L.C., its general partner
By: Blackstone EMA II L.L.C., its sole member
By: Blackstone Holdings III L.P., its managing member
By: Blackstone Holdings III GP L.P., its general partner
By: Blackstone Holdings III GP Management L.L.C., its general partner

By: /s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BLACKSTONE ENERGY FAMILY INVESTMENT PARTNERSHIP II-ESC L.P.
By: BEP II Side-by-Side GP L.L.C., its general partner
By: Blackstone Holdings III L.P., its sole member
By: Blackstone Holdings III GP L.P., its general partner
By: Blackstone Holdings III GP Management L.L.C., its general partner

By: /s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BLACKSTONE ENERGY FAMILY INVESTMENT PARTNERSHIP II SMD L.P.
By: Blackstone Family GP L.L.C., its general partner

By: /s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BEP II SBS HOLDINGS L.L.C.
By: Blackstone Side-by-Side Umbrella Partnership L.P., its general partner
By: Blackstone Side-by-Side Umbrella GP L.L.C., its general partner

By: /s/ Tabea Hsi
Name: Tabea Hsi
Title: Manager

BCP VI SBS HOLDINGS L.L.C.
By: Blackstone Side-by-Side Umbrella Partnership L.P., its general partner
By: Blackstone Side-by-Side Umbrella GP L.L.C., its general partner

By: /s/ Tabea Hsi
Name: Tabea Hsi
Title: Manager

BLACKSTONE SIDE-BY-SIDE UMBRELLA PARTNERSHIP L.P.
By: Blackstone Side-by-Side Umbrella GP L.L.C., its general partner

By: /s/ Tabea Hsi
Name: Tabea Hsi
Title: Manager

BLACKSTONE CAPITAL PARTNERS VI-Q (PUB) L.P.
By: Blackstone Management Associates VI L.L.C., its general partner
By: BMA VI L.L.C., is sole member
By: Blackstone Holdings III L.P. its managing member
By: Blackstone Holdings III GP L.P., its general partner
By: Blackstone Holdings III GP Management L.L.C., its general partner

By: /s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BLACKSTONE ENERGY PARTNERS Q (PUB) L.P.
By: Blackstone Energy Management Associates L.L.C., its general partner
By: Blackstone EMA L.L.C., is sole member
By: Blackstone Holdings III L.P., its managing member
By: Blackstone Holdings III GP L.P., its general partner
By: Blackstone Holdings III GP Management L.L.C., its general partner

By: /s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BLACKSTONE ENERGY PARTNERS II Q (PUB) L.P.
By: Blackstone Energy Management Associates II L.L.C., its general partner
By: Blackstone EMA II L.L.C., is sole member
By: Blackstone Holdings III L.P., its managing member
By: Blackstone Holdings III GP L.P., its general partner
By: Blackstone Holdings III GP Management L.L.C., its general partner

By: /s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BLACKSTONE ENERGY PARTNERS II.F Q (PUB) L.P.
By: Blackstone Energy Management Associates II L.L.C., its general partner
By: Blackstone EMA II L.L.C., is sole member
By: Blackstone Holdings III L.P., its managing member
By: Blackstone Holdings III GP L.P., its general partner
By: Blackstone Holdings III GP Management L.L.C., its general partner

By: /s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BLACKSTONE MANAGEMENT ASSOCIATES L.L.C.
By: BMA VI L.L.C., is sole member
By: Blackstone Holdings III L.P. its managing member
By: Blackstone Holdings III GP L.P., its general partner
By: Blackstone Holdings III GP Management L.L.C., its general partner

By: /s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BMA VI L.L.C.
By: Blackstone Holdings III L.P. its managing member
By: Blackstone Holdings III GP L.P., its general partner
By: Blackstone Holdings III GP Management L.L.C., its general partner

By: /s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BCP VI SIDE-BY-SIDE GP L.L.C.
By: Blackstone Holdings III L.P., its sole member
By: Blackstone Holdings III GP L.P., its general partner
By: Blackstone Holdings III GP Management L.L.C., its general partner

By: /s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BEP SIDE-BY-SIDE GP L.L.C.
By: Blackstone Holdings III L.P., its sole member
By: Blackstone Holdings III GP L.P., its general partner
By: Blackstone Holdings III GP Management L.L.C., its general partner

By: /s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BLACKSTONE ENERGY MANAGEMENT ASSOCIATES L.L.C.
By: Blackstone EMA L.L.C., is sole member
By: Blackstone Holdings III L.P., its managing member
By: Blackstone Holdings III GP L.P., its general partner
By: Blackstone Holdings III GP Management L.L.C., its general partner

By: /s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BLACKSTONE EMA L.L.C.
By: Blackstone Holdings III L.P., its managing member
By: Blackstone Holdings III GP L.P., its general partner
By: Blackstone Holdings III GP Management L.L.C., its general partner

By: /s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BLACKSTONE SIDE-BY-SIDE UMBRELLA GP L.L.C.

By: /s/ Tabea Hsi
Name: Tabea Hsi
Title: Manager

BTAS Q HOLDINGS L.L.C.
By: BTAS Associates L.L.C., its managing member

By: /s/ Jeffrey C. Iverson
Name: Jeffrey C. Iverson
Title: Managing Director and General Counsel

BTAS ASSOCIATES L.L.C.

By: /s/ Jeffrey C. Iverson
Name: Jeffrey C. Iverson
Title: Managing Director and General Counsel

BLACKSTONE FAMILY GP L.L.C.

By: /s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BLACKSTONE ENERGY MANAGEMENT ASSOCIATES II L.L.C.
By: Blackstone EMA II L.L.C., its sole member
By: Blackstone Holdings III L.P., its managing member
By: Blackstone Holdings III GP L.P., its general partner
By: Blackstone Holdings III GP Management L.L.C., its general partner

By: /s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BLACKSTONE EMA II L.L.C.
By: Blackstone Holdings III L.P., its managing member
By: Blackstone Holdings III GP L.P., its general partner
By: Blackstone Holdings III GP Management L.L.C., its general partner

By: /s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BEP II SIDE-BY-SIDE GP L.L.C.
By: Blackstone Holdings III L.P., its sole member
By: Blackstone Holdings III GP L.P., its general partner
By: Blackstone Holdings III GP Management L.L.C., its general partner

By: /s/ Tabea Hsi
Title: Senior Managing Director

BLACKSTONE HOLDINGS III L.P.
By: Blackstone Holdings III GP L.P., its general partner
By: Blackstone Holdings III GP Management L.L.C., its general partner

By: /s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BLACKSTONE HOLDINGS III GP L.P.
By: Blackstone Holdings III GP Management L.L.C., its general partner

By: /s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

THE BLACKSTONE GROUP INC.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

/s/ Stephen A. Schwarzman

[Vine Energy, Inc. – Schedule 13D]

SCHEDULE I

Executive Officers and Directors of The Blackstone Group Inc.

The name and principal occupation of each director and executive officer of The Blackstone Group Inc. are set forth below. The address for each person listed below is c/o The Blackstone Group Inc., 345 Park Avenue, New York, New York 10154. All executive officers and directors listed are United States citizens other than The Honorable Brian Mulroney, who is a citizen of Canada, and Sir John Antony Hood, who is a citizen of New Zealand.

OFFICERS:

Name	Present Principal Occupation or Employment
Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of The Blackstone Group Inc.

Jonathan D. Gray	President, Chief Operating Officer of The Blackstone Group Inc.

Hamilton E. James	Executive Vice Chairman of The Blackstone Group Inc.

Michael S. Chae	Chief Financial Officer of The Blackstone Group Inc.

John G. Finley	Chief Legal Officer of The Blackstone Group Inc.

DIRECTORS:

Name	Present Principal Occupation or Employment
Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of The Blackstone Group Inc.

Jonathan D. Gray	President, Chief Operating Officer of The Blackstone Group Inc.

Hamilton E. James	Executive Vice Chairman of The Blackstone Group Inc.

Kelly A. Ayotte	Former United States Senator from New Hampshire

Joseph P. Baratta	Global Head of Private Equity at The Blackstone Group Inc.

James W. Breyer	Founder and Chief Executive Officer of Breyer Capital

Reginald J. Brown	Partner for the law firm, WilmerHale

Sir John Antony Hood	President and Chief Executive Officer of the Robertson Foundation and Chair of the Rhodes Trust

Rochelle B. Lazarus	Chairman Emeritus & Former Chief Executive Officer, Ogilvy & Mather Worldwide

Jay O. Light	Dean Emeritus, Harvard Business School

The Right Honorable Brian Mulroney	Senior Partner and International Business Consultant for the Montreal law firm, Norton Rose Canada LLP

William G. Parrett	Retired CEO and Senior Partner, Deloitte (Deloitte Touche Tohmatsu)

Ruth Porat	Chief Financial Officer of Alphabet Inc. and Google Inc.

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any Class A Common Stock.